                                                                                                    Exhibit 12.1

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Six Months Ended June 30,
	2007	2006

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(178)	$(321)
Fixed Charges	509	492

Total Earnings	$331	$171

Fixed Charges
Interest Expense	$496	$474
Amortization of Debt Costs	10	14
Interest Element of Rentals	3	4

Total Fixed Charges	$509	$492

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the six months ended June 30, 2007 and 2006 were insufficient to cover fixed charges by $178 million and $321 million, respectively. As a result of such deficiencies, the ratios are not presented above.